DIANE D. DALMY
ATTORNEY AT LAW
8965 W. CORNELL PLACE
LAKEWOOD, COLORADO 80227
303.985.9324 (telephone)
303.988.6954 (facsimile)
email: ddalmy@earthlink.net

March 9, 2011

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:   Raj Rajan
            Senior Staff Accountant

            Brian K. Bhandari
            Branch Chief

Re:  Infospi, Inc.
        Form 10-K/A for Fiscal Year Ended December 31, 2009
        Filed February 4, 2011
        Supplemental Response submitted February 8, 2011
        File No. 000-53104

To Whom It May Concern:

On behalf of Infospi, Inc., a Nevada corporation (the “Company”), this letter is in response to the letter from the Securities and Exchange Commission letter dated March 1, 2011 (the “SEC Letter”). Based upon our telephone conference call, we will be responding to the comments in the SEC Letter and filing the Company’s amended Form 10-K for fiscal year ended December 31, 2009 by Tuesday, March 15, 2011.

Sincerely,

Diane D. Dalmy